FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 14, 2009

ABN AMRO BANK N.V.
Commission File Number: 001-14624-05

(Translation of Registrant’s name into English)

THE
NETHERLANDS
(Jurisdiction of Incorporation)

Gustav Mahlerlaan 10,
1082 PP Amsterdam, The Netherlands
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No X

Schedule of Information Contained in this Report:

Tax Matters Opinion of Clifford Chance

The Information contained in this Report is incorporated by reference into Registration Statement Nos. 333-137691 and 333-137691-02.

TABLE OF CONTENTS

Item
1	Letter dated 14 August 2009

Item 1

CLIFFORD CHANCE US LLP 31 West 52nd St. New York, NY 10019 TEL +1 212 878 8000 FAX +1 212 878 8375 www.CliffordChance.com

August 14, 2009

ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

Ladies and Gentlemen:

We have acted as special tax counsel to ABN AMRO Bank N.V., a limited liability company incorporated under the laws of The Netherlands (the “Company”), in connection with the preparation and filing of a Pricing Supplement (No. 900) dated August 11, 2009 (the “Pricing Supplement”) to a supplemental prospectus dated September 29, 2006 (the “Supplemental Prospectus”) to registration statement numbers 333−137691 and 333−137691−02 on Form F−3 (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Item 601(b)(8) of Regulation S−K of the Securities Act of 1933, as amended (the “Act”).

We have reviewed the discussion contained under the heading “United States Federal Income Taxation” in the Pricing Supplement. In our opinion, such discussion, insofar as it relates to U.S. federal income tax matters, and subject to the conditions and limitations set forth in the discussion, sets forth the material U.S. federal income tax considerations applicable generally to U.S. holders of the securities offered pursuant to the Pricing Supplement (the “Securities”) as a result of the ownership and disposition of the Securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “United States Federal Income Taxation” in the Pricing Supplement included therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 14, 2009

ABN AMRO BANK N.V.

By:	/s/ Russell Brenner
	Name:	Russell Brenner
	Title:	Attorney-in-Fact

By:	/s/ David J. Deegan
	Name:	David J. Deegan
	Title:	Attorney-in-Fact